UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number 001-41418

Lytus Technologies Holdings PTV. Ltd.

(Translation of registrant’s name into English)

601 Everest Grande, A Wing
Mahakali Caves Road
Andheri (East)
Mumbai, India 400 093

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

On November 9, 2022, Lytus Technologies Holdings PTV. Ltd. (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with a certain accredited investor as purchaser (the “Investor”). Pursuant to the Securities Purchase Agreement, the Company sold, and the Investor purchased, $3,333,333.33 million in principal amount of unsecured senior convertible notes (the “Notes”) and warrants (the “Warrants”).

The Notes were issued with a conversion price at a 20% premium to the most recent closing price, an original issue discount of 10%, do not bear interest, and mature twelve months from the date of issuance. The Notes are convertible into shares of the Company’s common shares, par value $0.01 per share (“Common Shares”), at a conversion price per share of $1.044, subject to adjustment under certain circumstances described in the Notes.

The Warrants are exercisable for five years to purchase an aggregate of up to 1,754,386 Common Shares at an exercise price of $0.957, subject to adjustment under certain circumstances described in the Warrants.

The Common Shares issuable upon conversion of the Notes and exercise of the Warrants are not registered under the Securities Act of 1933, as amended (the “Securities Act”). Accordingly, the Company and the Investor also entered into a Registration Rights Agreement whereby the Company shall use its best efforts to file a registration statement registering the resale of the shares of Common Shares issuable upon conversion of the Notes and upon exercise of the Warrants within 30 days following the closing of this offering. The Company shall use is best efforts to have the registration statement declared “effective” within 90 days following the initial filing deadline (as defined in the Registration Rights Agreement).

The Notes and Warrants sold were not registered under the Securities Act or the securities laws of any state, and were offered and sold in reliance upon the exemption from registration afforded by Section 4(a)(2) under the Securities Act and Regulation D promulgated thereunder and corresponding provisions of state securities laws, which exempt transactions by an issuer not involving any public offering. The Investor is an “accredited investor” as such term is defined in Regulation D promulgated under the Securities Act. This Report of Foreign Private Issuer of Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from the registration requirements and certificates evidencing such shares contain a legend stating the same.

The foregoing description of the Notes, the Warrants, the Purchase Agreement and the Registration Rights Agreement does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to the full text of such agreements, copies of which are attached hereto as Exhibits 4.1, 4.2, 10.1 and 10.2, respectively.

Exhibit No.	Description of Exhibit
4.1	Form of Warrant, issued by the Company to the Investor
4.2	Form of Note, issued by the Company to the Investor
10.1	Form of Securities Purchase Agreement, dated November 9, 2022, between the Company and the Investor
10.2	Form of Registration Rights Agreement, dated November 9, 2022, between the Company and the Investor

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2022

Lytus Technologies Holdings PTV. Ltd.

By:	/s/ Dharmesh Pandya
Name: Dharmesh Pandya
Title: Chief Executive Officer

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